It is the second largest commercial airport in the United States in terms of land area, and is the second busiest airport in the world, with more than 2,500 daily arrivals and departures.

     The area also has a well-established system of interstate highways and supporting secondary routes. The Metroplex is located at the hub of Interstates 35, 45, 20 and 30. Two outer loops, Interstate 635 in Dallas and Interstate 820 in Fort Worth, surround the respective cities.

     The many institutions of higher learning in the area include Southern Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas, and Texas Christian University.

     The Property is located in Tarrant County in the city of Arlington, which is located between Dallas and Fort Worth. Arlington is approximately 13 miles east of the Fort Worth Central Business District and approximately 20 miles west of the Dallas Central Business District.

     Owing in large part to its location between Dallas and Fort Worth, Arlington has become a focus of business development in the area. Major employers include General Motors, National Semiconductor, Johnson & Johnson, Doskocil Manufacturing Company and Arlington Memorial Hospital. The area is also the site of several large warehousing and distribution companies whose primary market is The Metroplex.

     The University of Texas at Arlington has an enrollment of approximately 23,000 students. Arlington also serves as a major medical center for its own population and for residents of outlying communities as well. Arlington Memorial Hospital has a staff of approximately 1,680 and HCA South Arlington Medical Center has approximately 640 employees, making both of them among the largest employers in the city.

     The immediate neighborhood surrounding the Property consists of other multi-family and single-family housing, and commercial and retail development. The Property is proximate to businesses, restaurants, schools and churches and is readily accessible from Highways 360 and 183. The Property is an approximately 20-minute drive from Dallas/Fort Worth International Airport, an approximately 30-minute drive from the Dallas Central Business District, and an approximately 15- minute drive from the Forth Worth Central Business District.

     Description of the Property. The Property consists of 240 garden-style apartment units in 12 two- and three-story buildings on approximately 9.6 acres of land. The Property was constructed in 1985.

     The Property offers 10 different unit types. The unit mix and rents being charged new tenants as of October 1998 are as follows:

                                                                     APPROXIMATE INTERIOR
      QUANTITY                   TYPE                                  SQUARE FOOTAGE              MONTHLY RENTAL
      --------                   ----                                  --------------              --------------
         96           One bedroom, one bathroom                               620                       $ 515

          8           One bedroom, one bathroom                               710                         575
                      w/desk

         24           One bedroom, one bathroom                               710                         580
                      w/fireplace

         32           One bedroom, one bathroom                               800                         620
                      w/sunroom

          4           Two bedrooms, two bathrooms                             965                         705
                      w/desk

         16           Two bedrooms, two bathrooms                             965                         710
                      w/fireplace

          4           Two bedrooms, two bathrooms                            1,000                        725
                      w/desk

         16           Two bedrooms, two bathrooms                            1,000                        730
                      w/fireplace

         20           Two bedrooms, two bathrooms                            1,050                        740
                      w/sunroom

         20           Two bedrooms, two bathrooms                            1,120                        750
                      w/sunroom

     The apartments provide a total of approximately 190,500 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $180,000 for repairs and improvements to the Property, to include clubhouse renovations, exterior painting and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 95% in 1993, 94% in 1994, 94% in 1995, 93% in 1996, 95% in 1997 and 93% during the first nine months of 1998. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one bathroom apartment unit (800 square feet) rented for $450 in 1993, $475 in 1994, $505 in 1995, $545 in 1996 and $545 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.67, $7.04, $7.48, $8.07, and $8.07, respectively.

     The Property has an outdoor swimming pool, a fitness center, two saunas, a heated Jacuzzi and controlled access. There is a clubhouse with a leasing office and there is ample paved parking for tenants. There are also 228 covered parking spaces.

     The buildings are wood frame construction with exteriors of a combination of brick veneer, painted wood and stucco on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Each unit has a washer and dryer, a pantry, a linen closet and miniblinds. A total of 96 units have a fireplace and 24 units have a built-in desk. The owner of the Property pays for cold water, sewer service, trash removal and gas for hot water. The residents pay for their electricity usage, which includes cooking, lighting, heating and air-conditioning.

     There are at least seven apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 95% on October 31, 1998.

     As of October 28, 1998, the Property was approximately 94% occupied. The tenants are a mix of white-collar and blue-collar workers, students and retired persons.

     The following  table sets forth the 1998 real estate tax information on the
Property:

         JURISDICTION             ASSESSED VALUE        RATE            TAX
         ------------             --------------        ----            ---

County of Tarrant ..........        $6,948,993         $2.10152      $146,034.20

City of Arlington ..........         6,948,993          0.63800        44,334.58

                                                                     -----------
     Total .................                                         $190,368.78



     The basis of the depreciable residential real property portion of the Property (currently estimated at about $8,283,095) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     Material  Factors  Considered  in  Assessing  the  Property.   The  factors
considered by the Advisor and the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Dallas/Fort Worth area generally and the specific area in which the Property is located were perceived as being characterized by a diverse, stable and steadily growing economy. Accordingly, it was believed that such economy and its anticipated growth and development would support stable occupancy rates and reasonable increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Advisor believes that the Property has been well maintained and is in good condition, although the Advisor believes that the planned repairs and improvements will allow a further increase in rents at the Property.

     3. The Property has an advantageous location - convenient to the Dallas/Fort Worth International Airport and both downtown Dallas and downtown Fort Worth - and is located in a rapidly-growing area proximate to centers of employment and retail development in the city of Arlington.

     Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the property, or $186,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.

                           BRANDYWINE PARK APARTMENTS
                                Richardson, Texas

     On  October  29,  1998,  Apple  REIT  Limited  Partnership   purchased  the
Brandywine Park Apartments located at 1111 Abrams Road in Richardson, Texas (the "Property").

     The Property comprises 196 apartment units. The purchase price for the Property was $8,100,000. The seller was Abrams One Properties Limited Partnership, a Texas limited partnership, which is not affiliated with the Company, the Advisor or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of Common Shares of the Company. Title to the Property was conveyed to the Company by limited warranty deed.

     Location. The Property is located on Abrams Road on the north side of Interstate 635 (L.B.J. Freeway) and east of U. S. Highway 75 (Central Expressway) in Richardson, outside of Dallas, Texas. The Property is located within The Metroplex. See above under "Burney Oaks Apartments" for a description of The Metroplex.

     The immediate area surrounding the Property consists of other multi-family and single-family housing, and commercial and retail development. The Property is located less than a mile from a multi-billion-dollar Texas Instruments facility. The Property is also located immediately adjacent to Richland Community College, a two-year college. The Property is located near restaurants, businesses, schools and churches and is readily accessible from Interstate 635 and Highway 75. The Property is an approximately 20-minute drive from Dallas/Fort Worth International Airport and an approximately 15-minute drive from downtown Dallas.

     Description of the Property. The Property consists of 196 garden-style apartment units in 17 two-story buildings on approximately 11 acres of land. The Property was constructed in 1978.

     The Property offers three different unit types. The unit mix and rents being charged new tenants as of October 1998 are as follows:

                                        APPROXIMATE INTERIOR
QUANTITY            TYPE                 SQUARE FOOTAGE          MONTHLY RENTAL
--------            ----                 --------------          --------------
  80      One bedroom, one bathroom            700                  $530

  60      Two bedrooms, two bathrooms        1,067                   740

  56      Three bedrooms, two                1,392                   870
          bathrooms

     The apartments provide a total of approximately 200,000 square feet of net rentable area.

     The Company believes the Property has generally been well maintained and is in good condition for a property of its age. However, the Company has budgeted approximately

$1,078,000 for repairs and improvements to the Property, including clubhouse renovations, siding replacement, exterior painting, pool renovations, foundation corrections and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 96% in 1996 , 97% in 1997 and 97% during the first nine months of 1998. Occupancy rates for earlier periods are not available. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a three-bedroom, two-bathroom apartment (1,392 square feet) rented for $700 in 1993, $710 in 1994, $710 in 1995, $735 in 1996 and $750 in 1997. The
average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.50, $6.60, $6.60, $6.83, and $6.97, respectively.

     The Property has an outdoor swimming pool, a playground and a picnic are. There is also a clubhouse with a leasing office. There are also 196 covered parking spaces and additional paved uncovered parking.

     The buildings are wood frame construction with a combination of brick veneer and painted wood siding exteriors on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. All units have a washer and dryer, a wood-burning fireplace, ten-foot ceilings, ceiling fans, mini and vertical blinds and assigned covered parking. The owner of the Property pays for cold water, sewer service, trash removal and gas for hot water. The tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

     There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 94% on October 31, 1998.

     As of October 26, 1998, the Property was approximately 98% occupied. The tenants are a mix of white-collar and blue-collar workers and retired persons.

     The following  table sets forth the 1998 real estate tax information on the
Property:

         JURISDICTION                ASSESSED VALUE      RATE            TAX
         ------------                --------------      ----            ---
County of Dallas ...............      $6,073,780        $0.4330      $ 26,303.96

City of Richardson .............       6,073,780         0.4438        26,958.47

Richardson I.S.D ...............       6,073,780         1.6257        98,741.44

                                                                      ----------
     Total .....................                                     $152,003.88

     The basis of the depreciable residential real property portion of the Property (currently estimated at about $6,161,411) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     Material  Factors  Considered  in  Assessing  the  Property.   The  factors
considered by the Advisor and the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Dallas/Fort Worth area generally and the specific area in which the Property is located were perceived as being characterized by a diverse, stable and steadily growing economy. Accordingly, it was believed that such economy and its anticipated growth and development would support stable occupancy rates and reasonable increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Advisor believes that the Property has been well maintained and is generally in good condition for a property of its age, although the Advisor believes that the planned repairs and improvements will allow a further increase in rents at the Property.

     3. The Property has an advantageous location close to major employers, including particularly a large Texas Instruments facility.

     Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the property, or $162,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.

Item 5.  Other Events

     Cornerstone Realty Income Trust, Inc. ("Cornerstone") has been providing property management, advisory and real estate brokerage services to the Company. The property management and advisory services have been provided by Cornerstone under subcontracts from Apple Residential Management Group, Inc. ("ARMG") and Apple Residential Advisors, Inc. ("ARA"), the entities that originally contracted with the Company for the providing of such services. As to the real estate brokerage services, Cornerstone previously purchased the assets of Apple Realty Group, Inc. ("ARG") - consisting principally of the real estate brokerage agreement - and thereby succeeded to ARG in providing such services to the Company.

     Effective at the close of business on September 30, 1998, the subcontract agreements described above were terminated, and ARA assigned to ARMG its rights and responsiblities under the advisory agreement. Thus, as of October 1, 1998, the property management and advisory services to the Company are now performed by ARMG using employees leased from Cornerstone. Effective October 1, 1998, Cornerstone sold to ARMG its rights in the real estate brokerage agreement. Beginning on such date ARMG will provide the services and be entitled to the compensation under the real estate brokerage agreement. ARMG will lease employees necessary to provide such services from Cornerstone.

     It is not expected that the restructuring of the relationships under which the Company receives property management, advisory and real estate brokerage services will have any material effect on the Company since in substance Cornerstone will continue to provide such services to the Company.